July 10, 2014

Via EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Spirgel:

Re:      Endocan Corporation (the “Company”)

            Item 4.01 Form 8-K

            Filed June 10, 2014

            File No. 002-41703

I am President of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

Form 8-K

Item 4.01

1.      In addition to the information you have provided, please file an amended Item 4.01 Form 8-K that addresses all of the disclosure requirements under that Item including providing the information required by Item 304 of Regulation S-K.

ANSWER:  We have included the disclosure in the Company’s amended Form 8-K.

2.      If you continue to be unable to obtain an Exhibit 16 letter from S.W. Hatfield, CPA at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

ANSWER:   We have included the requested disclosure.

On behalf of the Company, I acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

Endocan Corporation

Per: /s/ Dr. Dorothy Bray

Dr. Dorothy Bray

President